United States securities and exchange commission logo





                             May 2, 2024

       Weihong Du
       Chief Executive Officer
       Transit Pro Tech Inc.
       100 N. Barranca, Street, Suite 460
       Covina, California 91791

                                                        Re: Transit Pro Tech
Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 4, 2024
                                                            File No. 000-56650

       Dear Weihong Du:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Registration Statement on Form 10-12G

       Business, page 4

   1. Please clearly identify the relevant geographic markets in which you and your subsidiaries intend to operate.
Refer to Item 101(h)(4)(i) of Regulation S-K.
   2.                                                   We note that the
company   s business plans include operations in China. Please revise to provide a more complete
discussion regarding the need for Chinese government approval of your principal
products and services. To the extent you have not yet received such approval, discuss the
status of the approval within the government approval process. We note at the bottom of
page 5 that Transit Pro Tech Inc. does "not intend to abandon the
                                                        Chinese railway
market." Refer to Item 101(h)(4)(viii) of Regulation S-K for guidance.
       Business, page 5

   3. We note that Messrs. Du and Xie are involved in Shenzhen Beyebe Internet Technology
                                                        Co. Limited, which is
identified as a distributor of over 1,000 products in China. Please revise to clearly
disclose the place of incorporation of Shenzhen Beyebe Internet
 Weihong Du
FirstName
Transit ProLastNameWeihong   Du
            Tech Inc.
Comapany
May  2, 2024NameTransit Pro Tech Inc.
May 2,
Page 2 2024 Page 2
FirstName LastName
         Technology Co. Limited, the product market in which it operates, a more complete discussion regarding Messrs. Du and Xie's involvement with the company, including whether one or both maintains voting or operational control of the company, and revise your risk factor disclosure to provide a more robust discussion regarding the potential conflict of interest. In addition, since the agreements were not negotiated on an arms-
         length basis, please provide a more complete disclosure regarding the fact that the terms of the agreements may not be as beneficial to the company as if they had been negotiated at arm's length.
Employees, page 7

4. We note that you have 10 full-time employees and that many operate remotely. Please revise to clarify whether your employees are located in the United States. To the extent they are not, revise to discuss the geographic location of your employees or tell us why it is not material.
Plan of Operation, page 19

5. Revise to identify and discuss the current status of negotiations with the "strategic customer" for which you are conducting pilot research and developing the first batch of 30 key phase points. Please reconcile this information with the information on page 9 which provides that the company has "not yet . . . attracted any customers."
6.       Your disclosure provides that the company was formed    for the
purpose of marketing
         [y]our products primarily to railway operators in the United States and other countries outside of China." However, it appears that your principal operations will take place in
         China as your sole material agreement is with a Chinese operating company that has been granted the right "to market and distribute in mainland China products incorporating
         [y]our technologies.    Please reconcile this apparent inconsistency.
Security Ownership of Certain Beneficial Owners and Management, page 24

7. Given the substantial voting power of class B shares, please revise your beneficial ownership table to add a column disclosing the aggregate voting power held by each person listed in the table.
Directors and Executive Officers, page 25

8. Please describe the business experience during the past five years of each director and executive officer, including: each person's principal occupations and employment during the past five years; the name and principal business of any corporation or other organization in which such occupations and employment were carried on; and whether such corporation or organization is a parent, subsidiary or other affiliate of the Company.
         In addition, for each director or person nominated or chosen to become a director, briefly
 Weihong Du
Transit Pro Tech Inc.
May 2, 2024
Page 3
         discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the Company. Refer to
Item 401 of
         Regulation S-K.
Related Party Transactions, page 27

9. We note that you have entered into various agreements and transactions with Beyebe
         Technology AI and Shenzhen Beyebe Internet Technology Co. Limited. Please revise to more clearly discuss the relationship between these entities. In addition, consider revising here or elsewhere as appropriate provide an organizational chart that clarifies the ownership structure, country of incorporation and common control for each of these entities.
10. Please revise your disclosure regarding related party transactions to provide information pursuant to the threshold set in Item 404(d)(1) of Regulation S-K applicable to smaller reporting companies, where the amount involved exceeds the lesser of $120,000 or one percent of the average of the smaller reporting company's total assets at year end for the last two completed fiscal years.
General

11.    Please revise your disclosure where appropriate to identify each director
       and officer residing outside the United States and provide their place of residence. To the extent any of your officers or directors are in Hong Kong or China, please add a separately captioned enforceability of civil liabilities section, addressing:
           an investor's ability to effect service of process within the United States on directors and officers in China or Hong Kong;
           an investor's ability to enforce judgments obtained in U.S. courts against such directors and officers based on the civil liability provisions of the U.S. federal securities laws; an investor's ability to enforce in China or Hong Kong judgments of
           U.S. courts based on the civil liability provisions of the U.S. federal securities laws;
           and
           an investor's ability to bring an original action in a court in China or Hong Kong to enforce liabilities against directors and officers based on the U.S. federal securities
FirstName LastNameWeihong
           laws.                 Du
Comapany
           IfNameTransit     Pro Tech
              your disclosure        Inc.on an opinion of counsel, name counsel
in the prospectus
                               is based
           and  file
May 2, 2024 Page 3   as an exhibit counsel's consent to be named and the use of its opinion.
FirstName LastName
 Weihong Du
FirstName
Transit ProLastNameWeihong   Du
            Tech Inc.
Comapany
May  2, 2024NameTransit Pro Tech Inc.
May 2,
Page 4 2024 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology